

22004649

ANNUAL REPORTS
FORM X-17A-5
PART III ✱

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SEC FILE NUMBER

8-051359

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WASHINGTON SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6213 HARLEY ROAD, #510
(No. and Street)

Chevy Chase   MD   20815
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Earl R. Zastrow   301-657-4810   ERZASTROW@WASHINGTON
(Name)   (Area Code – Telephone Number)   (Email Address)   SECURITIES.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group
(Name – if individual, state last, first, and middle name)

400 OLD FORGE LANE   KENNETT SQUARE   PA   19348
(Address)   (City)   (State) (Zip Code)

2/23/2010   5020
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Herbert J. Millard_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Washington Securities Corp_ , as of _December 31_ , 20_21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Herbert Millard_

Title: _CEO_

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Washington Securities Corporation
Statement of Financial Condition
December 31, 2021

Assets

Cash and Cash Equivalents	61,764
Accounts Receivable	23,032
Other Current Assets	3,797
Clearing Deposit	50,000
Other Assets	5,853
Total Assets	144,446

Liabilities & Stockholder Equity

Liabilities

Commissions Payable	11,856
Accounts Payable & Other Accrued Liabilities	26,991
Total Liabilities	38,847

Stockholders' Equity

Common Stock ($1.00 par value, 2000 shares authorized - 600 issued & outstanding)	600
Additional paid in capital	50,400
Retained Earnings	54,599
Total Stockholders' Equity	105,599
Total Liabilities & Stockholder' Equity	144,446

See accompanying notes to Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Washington Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Washington Securities Corporation as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Washington Securities Corporation as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Washington Securities Corporation's management. Our responsibility is to express an opinion on Washington Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Washington Securities Corporation in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Washington Securities Corporation's auditor since 2015.
Kennett Square, Pennsylvania
March 31, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

NOTE 1 – ORGANIZATION

Washington Securities Corporation (The Company), was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions and related commissions, from the sale of equity securities, corporate bonds, municipal bonds, unit trusts, insurance securities, options, and mutual funds, are recognized on a trade date basis. 12b1 fees, from the sales of mutual funds, arrive quarterly and are recognized on the anniversary date of that particular funds' investment schedule. Credit/debit balance rebates are recognized monthly and are based on interest rates tied to account balances at RBC.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the company considers all highly liquid instruments with original maturities with three months or less to be cash equivalents.

Income Taxes – The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on the enacted tax law and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the differed income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than–not threshold would be recorded as tax benefit or expense in the current year.

In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Commencing January 1, 2016, Washington Securities elected to be treated as a Sub Chapter S Corporation. Therefore, there is no tax liability direct to corporation, and the tax liability is passed through to stockholders.

NOTE 3 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1, Level 2, Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 5,853	$ -	$ -	$ 5,853

For the year ending December 31st, 2021, the investment account had a realized gain of $15.34 and an unrealized loss of $561.44

NOTE 4 – RELATED PARTY TRANSACTIONS

N/A

NOTE 5 – LEASE AGREEMENTS

The Company held one month to month lease agreement for a printer/copier with RICOH USA, Inc., owned by GE Capital. The following amount is what was paid for the use of the printer/copier for 2021:

<u>$3,709.08</u>

The company also has a month to month lease agreement with BL Blackwell for office space. The following amount is what was paid to them in 2021:

<u>$35,160.00</u>

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $100,584 which was $95,584 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .39 to 1.

NOTE 7 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers, and clears all its customer transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 8 – RESERVE ACCOUNT

In 2020, the reserve account was reduced, over time, to $16,000.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 31, 2022, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on financial statements.

NOTE 10 – PPP

The Company, through Sandy Spring Bank, took advantage of the Payroll Protection Program offered nationwide due to COVID-19, and was able to obtain two loans, the second being on February 3rd, 2021 for $19,877. Both loans were forgiven in 2021.

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

There were no differences existing between the computations of net capital under rule 15c3-1 in this report and such computations in the respondents' most recent unaudited filings.